

May 6, 2009

Mr. Peter Voser
Chief Financial Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands

> **Re:** **Royal Dutch Shell plc**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Response Letter Submitted April 3, 2009**
> **File No. 1-32575**

Dear Mr. Voser:

   We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for Fiscal Year Ended December 31, 2007

1.   With respect to the previously paid costs Shell is now recovering, mentioned in the fourth paragraph on page 2 of your April 3 letter, please advise us of the amount yet to be recovered.

2.   In future reports, when you generate significant funds for, or make significant purchases from, countries that have been classified by the U.S Department of State as state sponsors of terrorism, please disclose that fact, noting the types of transactions and the dollar amounts. Finally, please explain to us how your activities generate funds for the government of Syria.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     Please contact Douglas Brown at (202) 551-3265 or me at (202) 551-3489 with any questions.

Sincerely,

W. Bradshaw Skinner
Senior Assistant Chief Accountant

cc: Joseph Babits, Esq.